KEY LINK ASSETS CORP.

216 South Jefferson, Suite LL1

Chicago, IL 60661

312-965-9637

September 24, 2015

VIA ELECTRONIC DELIVERY

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:

Key Link Assets Corp.

Post-Effective Amendment No. 1 to Form S-1

Filed September 2, 2015

File Number 333-190836

Dear Ms. Ransom:

This letter is in response to your comment letter dated September 21, 2015 to me as President and Chief Executive Officer of Key Link Assets Corp. (the “Company”), regarding Post-Effective Amendment No. 1 to Form S-1 filed on behalf of the Company on September 2, 2015. We have today filed this letter electronically on EDGAR. Our responses to your comments are below.

General

1.

We note that your registration statement on Form S-1 was declared effective on February 14, 2014 with audited financial statements through December 31, 2012, and that the post-effective amendment filed on September 2, 2015 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made during the period in which the audited financial statements were not current. If so, please provide us with a legal analysis addressing your compliance with Section 5 and 10(a)(3) of the Securities Act. Additionally, please tell us how you communicated to the selling shareholders that they may not offer and sell securities pursuant to the registration statement until current financial statements have been filed and the registration statement has been declared effective.

Response:

No public offers or sales were made under the registration statement during the period the registration statement had not been amended to include current financial statements. During that period, one shareholder transferred his shares in a private transaction. While the registration statement had not been amended to include updated financial statements, current information was available as a result of the filing of (a) the Company’s Annual Report on Form 10-K on April 15, 2014 for the fiscal year ended December 31, 2013 which included audited financial statements for December 31, 2013 and (b) the Company’s Annual Report on Form 10-K on April 13, 2015 for the fiscal year ended December 31, 2014 which included audited financial statements for December 31, 2014. All of the selling shareholders are personally known to me, and I have informally communicated to them that they may not publicly offer and sell securities until the post-effective registration statement has been declared effective.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses address the comments raised in your letter to the Company dated September 21, 2015. However, the Company will provide further information at your direction.

Very truly yours,

/s/ Shawn P. Clark

Shawn P. Clark

Chief Executive Officer